                                               Filed by PGM Ventures Corporation
                                                    and Alive International Inc.
                                                            Pursuant to Rule 425
                                                Under the Securities Act of 1933
           Subject Company: Nord Pacific Limited, Commission File No.: 000-19182


PGM VENTURES CORPORATION ANNOUNCES BID FOR NORD PACIFIC LTD

Toronto - January 14th 2004              Issued & Outstanding: 21,565,424 Shares

PGM Ventures Corporation ("PGM") announces that it is making a formal bid for all the issued and outstanding shares of Nord Pacific Ltd ("NP") its joint venture partner in Papua New Guinea. PGM's trading symbol is PPG, the company is listed on the TSX Venture Exchange.

THE OFFER

PGM is seeking to acquire a 100% interest in all the issued and outstanding shares of NP.

         1. 0.25 shares of PGM from treasury, plus 0.75 shares of Alive International ("Alive") shares.

         2. Subject to the outcome of the court application referred to in Other Considerations Item 1, the total amount of the offer shall be: 3,909,668 PGM shares, plus 11,729,003 Alive shares.

         3. If the shareholders of Alive do not approve a reverse takeover, allowing Alive's offer to acquire PGM's interests and obligations in the Simberi Mining and Tabar Exploration Joint Venture to occur on or before March 15th 2004, then PGM shall issue an additional 4,691,602 shares of PGM from treasury, making a total of 8,601,270 PGM shares, or the equivalent of 0.55 PGM shares per NP share, subject again to the court application previously referred to.

         4. If certain conditions are met, PGM undertakes to increase the value of the Offer by 15% - See Other Considerations - Item 2

On Tuesday January 13th, the closing prices of NP and PGM were as follows:

                          PRICE (US$)*             PRICE (C$)*                EXCHANGE
Nord Pacific                $0.090                   $0.114                  Pink Sheets
PGM Ventures                $0.528                   $0.670                  TSX Venture

* An exchange rate of US$1.00 = C$1.27 has been assumed

                                                    CASH EQUIVALENT IN
VALUE OF THE PGM OFFER - US$                  PGM SHARES          ALIVE SHARES*       TOTAL
With Alive Approval                             $0.132              $0.148            $0.280
Without Alive Approval                          $0.290                  --            $0.290

                                                 CASH EQUIVALENT IN
VALUE OF THE PGM OFFER - CS$                PGM SHARES        ALIVE SHARES*       TOTAL
With Alive Approval                           $0.167             $0.187           $0.354
Without Alive Approval                        $0.368                 --           $0.368

* In mid-December last year, an affiliate of PGM completed a C$5.0 million equity financing at an equivalent price of C$0.25 (US$0.20) per Alive share. Shares of this affiliate will be exchanged for Alive shares on a one for one basis, assuming approval is granted at a meeting of Alive shareholder anticipated to take place in late February or early March this year.

This Offer does not extend to those NP shares issued or issuable which, in PGM's view, have not been validly issued or authorized and which properly may be set aside by court order. There is a degree of confusion regarding the actual number of shares and options that have been properly issued by NP's board. PGM will be seeking a court order that certain share allotments and reservations made by the board of NP be voided and set aside. A brief summary of NP's current capitalisation is provided below:

ITEM                                   NO. OF SHARES            CUMULATIVE
NP Shares - Base Case (1)               15,638,670              15,638,670
Issued to Mark Welch* (2)                4,400,000              20,038,670
Issued to Directors* (3)                   800,000              20,838,670
Options - Nil Ex. Price* (4)             1,431,482              22,270,152
Nord Resources "Debt"* (5)               1,400,000              23,670,152
Proposed Debt * (6)                     12,000,000              35,670,152
Proposed Debt * (7)                     18,000,000              53,670,152

Note 1: *Denotes not approved by NP shareholders.

Note 2: In the event certain proposed break fees agreed to between NP and a third party without prior shareholder approval, amounting to a minimum of US$240,000 are not removed, waived or otherwise recovered by NP, PGM reserves the right to reduce the value of the Offer by this amount. The minimum effect of this +US$240,000 break fee would be the equivalent of a reduction of approximately 5.5% in the value of the Offer.

         1) All these shares are believed to have been validly issued. This Offer currently extends only to shares in this category. In the event the court rules the shares, options and debt referred to in items 2 to 5 are validly issued, then this Offer will be extended to these other categories on the terms described herein.

         2) 4,000,000 shares authorised by NP's board in exchange for the President & CEO's pension fund. A further 400,000 authorised apparently for future services as a director for NP. These shares are believed still subject to an interim court order in the Province of New Brunswick.

         3) Authorised for distribution to two directors, apparently for future services. These shares are believed still subject to an interim court order in the Province of New Brunswick.

         4) Apparently authorized at a zero exercise price to a past officer of NP.

         5) Apparently authorized in exchange for an A$280,000 "debt" of Nord Resources, not previously disclosed.

         6) Proposed debt of NP of up to US$600,000 (first tranche), convertible at US$0.05 per NP share.

         7) Proposed debt of NP of up to US$1,800,000 (second tranche), convertible at US$0.10 per NP share.

OTHER CONSIDERATIONS

         1. In the event the court rules that items 6 and 7 above are valid, then PGM retains the right to reduce the amount of the Offer on a pro rata basis per NP share. Item 6 would reduce the value of the Offer per NP share by a minimum of 33.6% and a maximum of 43.4%. Items 6 and 7 combined would reduce the value of the Offer per NP share by a minimum of 55.8% and a maximum of 65.7%.

         2. Should the court rule that items 2 through 7 are invalid, then PGM will increase the total number of PGM and Alive shares offered to NP shareholders by 15%.

         3.       In addition to the 5,200,000 NP shares (4,400,000 + 800,000, see items 2 & 3 above) authorized by NP's board for distribution to its directors, three of the company's four directors have combined disclosed holdings in NP of 13,800 shares. The shareholding in NP, if any, of the fourth director is undisclosed.

         4. Depending on the response of NP's board to this Offer, PGM reserves the right to alter the Offer to a Plan of Arrangement or other form of mutually acceptable agreement. In this event, in a transaction requiring shareholder approval, PGM is of the opinion that only those shareholders classified as being disinterested parties are entitled to vote. Interested parties would include all those shares and options for which shareholder approval has not been given (items 2 to 5) and Nord Resources' holding of 3,697,561 shares. Nord Resources is the largest shareholder of NP, a Nord Resources' director sits on the board of NP and Nord Resources has a "debt" from NP apparently exchangeable for 1,400,000 NP shares. PGM believes a two thirds majority of the disinterested parties will be required to make a Plan of Arrangement binding on all shareholders.

         5.       PGM is a shareholder of Nord Pacific.

BACKGROUND INFORMATION

NP is PGM's joint venture partner, through the Simberi Mining and Tabar Exploration Joint Venture Agreement (the "JV") signed on November 29th 2002. PGM has expended the required US$1.5 million to earn into a 50% interest in the Simberi Mining JV and has informed NP that its actual expenditures on the joint venture to the end of November 2003 totalled US$1.73 million.

The PGM/NP joint venture is located in the Tabar Island group, approximately 500 kms east of the Papua New Guinea mainland and 75 kms NW of RTZ's huge Lihir gold mine (~650,000oz/year). A feasibility study was completed on the Simberi property in the third quarter of 2003 and PGM expects to complete the financing package required to place the mine into production by mid April this year. Initial gold output of around 40,000oz/year is now expected to commence during the second quarter of 2005.

Approved on behalf of the board.

PGM VENTURES CORPORATION

"Peter Miller" - President & CEO


For further information on PGM:

         1.       Visit the PGM web site at: www.pgm-ventures.com, or

         2.       Call Jim Voisin on 1-519-699-9261, or 1-519-580-6774.

The TSX Venture Exchange has not reviewed, neither approved, nor disapproved of the information contained herein

THIS PRESS RELEASE IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY AND IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF PGM VENTURES CORPORATION OR ALIVE INTERNATIONAL INC. PGM VENTURES CORPORATION AND ALIVE INTERNATIONAL INC. INTEND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION
(SEC) EXCHANGE OFFER DOCUMENTS WITH RESPECT TO THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THOSE DOCUMENTS ONCE FILED BECAUSE THEY WILL INCLUDE IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF ANY DOCUMENTS FILED BY PGM VENTURES CORPORATION OR ALIVE INTERNATIONAL INC. WITH THE SEC AT THE SEC'S WEBSITE AT WWW.SEC.GOV. PGM VENTURES CORPORATION AND ALIVE INTERNATIONAL INC. WILL ALSO FILE DOCUMENTS RELATED TO THE PROPOSED TRANSACTION WITH CANADIAN SECURITIES REGULATORY AUTHORITIES, WHICH DOCUMENTS CAN BE VIEWED AT WWW.SEDAR.COM. THE EXCHANGE OFFER DOCUMENTS AND ANY OTHER DOCUMENTS RELATED TO THE PROPOSED TRANSACTION THAT ARE FILED WITH THE SEC OR CANADIAN SECURITIES AUTHORITIES MAY ALSO BE OBTAINED FREE OF CHARGE BY DIRECTING A REQUEST BY MAIL TO: PGM VENTURES CORPORATION, 56 TEMPERANCE STREET, 4TH FLOOR TORONTO, ONTARIO M5H 3V5, ATTN: PETER M. MILLER.

THIS PRESS RELEASE CONTAINS "FORWARD-LOOKING STATEMENTS." THESE FORWARD-LOOKING STATEMENTS ARE BASED ON CURRENTLY AVAILABLE COMPETITIVE, FINANCIAL AND ECONOMIC DATA AND MANAGEMENT'S VIEWS AND ASSUMPTIONS REGARDING FUTURE EVENTS. SUCH FORWARD-LOOKING STATEMENTS ARE INHERENTLY UNCERTAIN. PGM VENTURES CORPORATION OR ALIVE INTERNATIONAL INC. CANNOT PROVIDE ASSURANCES THAT THE EXCHANGE OFFER DESCRIBED IN THIS PRESS RELEASE WILL BE SUCCESSFULLY COMPLETED OR THAT WE WILL REALIZE THE ANTICIPATED BENEFITS OF ANY TRANSACTION. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED AS A RESULT OF CERTAIN RISKS AND UNCERTAINTIES, INCLUDING BUT NOT LIMITED TO: GLOBAL ECONOMIC AND MARKET CONDITIONS; THE AVAILABILITY OF LIQUIDITY UNDER OUR EXISTING FINANCING; SUCCESSFUL INTEGRATION OF ACQUIRED OR MERGED BUSINESSES; CHANGES IN INTEREST RATES; OUR ABILITY TO RETAIN KEY MANAGEMENT AND EMPLOYEES; RELATIONSHIPS WITH SIGNIFICANT CUSTOMERS; AS WELL AS OTHER RISKS AND UNCERTAINTIES, INCLUDING BUT NOT LIMITED TO THOSE DETAILED FROM TIME TO TIME IN PGM VENTURES CORPORATION OR ALIVE INTERNATIONAL INC. FILINGS WITH CANADIAN SECURITIES REGULATORY AUTHORITIES, INCLUDING THE TSX VENTURE EXCHANGE.